Mail Stop 3561

November 28, 2006

Weng Jianjun, Chief Executive Officer
Tian'an Pharmaceutical Co., LTD.
C/o Incorp Services, Inc.
3155 East Patrick Lane, Suite #1
Las Vegas, NV 89120

      Re: Tian'an Pharmaceutical Co., LTD.
              Amendment No. 4 to the Registration Statement on Form SB-2
              Filed November 16, 2006
              File No. 333-135434

Dear Mr. Jianjun:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Notes to the Consolidated Financials Statements

December 31, 2005 and 2004

Note 6 – Provision for Income Taxes, page 19

1.   We note your response to comment 2 in our letter dated November 15, 2006. In comparison to your prior amendment No. 3, general and administrative fees on your income statement increased $137,436 for December 31, 2005 and $13,686

for December 31, 2004. Please explain to us the conclusion you reached in your determination to restate expenses. Further, the changes you made resulted in discrepancies to Note 10. Please revise Note 10 for both the annual and interim periods filed.

Condensed Consolidated Statements of Operations

For the Nine Months Ended September 30, 2006

2.   Your inventory, end of period for the three months ended September 30, 2006, ($462,873) should tie to the nine months ended September 30, 2006, and Note 4 ($462,893).

                                        ***

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Scott Stringer, Accountant, at (202) 551-3272 or Michael Moran, Accounting Branch Chief at (202) 551-3841 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Kurt Murao, Staff Attorney, at (202) 551-3338 or me at (202) 551-3720 with any other questions.

                                        Sincerely,

                                        H. Christopher Owings
                                        Assistant Director

cc: William T. Hart, Esq.
        FAX (303) 839-5414